UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aptevo Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

03835L207
(CUSIP Number)

Kevin Tang

Tang Capital Management, LLC

4747 Executive Drive, Suite 210

San Diego, CA 92121

(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 03835L207	13D	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,760,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,760,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 39.6%
14	Type of Reporting Person PN

CUSIP NO. 03835L207	13D	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,760,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,760,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 39.6%
14	Type of Reporting Person OO

CUSIP NO. 03835L207	13D	Page 4 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,760,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,760,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 39.6%
14	Type of Reporting Person IN

Explanatory Note

This Statement on Schedule 13D (the “Statement” or “Schedule 13D”) relates to the common stock, par value $0.001 (the “Common Stock”), of Aptevo Therapeutics Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on November 6, 2020 (the “Original Schedule 13D”), as amended on November 18, 2020 and February 9, 2021 (together with the Original Schedule 13D, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

This Amendment No. 3 is being filed to amend Item 4 and Item 7 of the Schedule 13D as set forth below. The percentages of beneficial ownership reported herein are based on 4,449,535 shares of Common Stock reported to be issued and outstanding as of May 10, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on May 11, 2021.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

As previously disclosed: (i) on November 18, 2020, the Reporting Persons submitted a bid letter to the Board of Directors of the Issuer offering to acquire the remaining common stock of the Issuer that Tang Capital Partners, LP did not already own for a price of $50.00 per share in cash (the “Bid Proposal”), and (ii) on February 9, 2021, the Reporting Persons submitted two director nominees and an advisory proposal (the “Advisory Proposal”) for consideration at the Issuer’s 2021 Annual Meeting of Stockholders (the “Annual Meeting”).

On June 21, 2021, the Reporting Persons delivered a letter to the Issuer withdrawing the nomination of Thomas Wei and Kevin Tang as directors for election at the Annual Meeting and withdrawing the Bid Proposal due to the Issuer’s refusal to enter into a confidentiality agreement without a standstill provision. No action was taken with respect to the Advisory Proposal. A copy of the June 21, 2021 letter is attached as Exhibit 4 and is incorporated by reference in this Item 4 in its entirety.

Item 7.   Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement (previously filed)
Exhibit 2:	Bid letter, dated November 18, 2020 (previously filed)
Exhibit 3:	Notice of Stockholder Proposals, dated February 9, 2021 (previously filed)
Exhibit 4:	Letter, dated June 21, 2021

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

June 21, 2021

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

EXHIBIT 4

TANG CAPITAL PARTNERS, LP

4747 EXECUTIVE DRIVE, SUITE 210, SAN DIEGO, CA 92121

(858) 200-3830 FAX (858) 200-3837

By email and Federal Express

June 21, 2021

Board of Directors

Aptevo Therapeutics Inc.

2401 4th Avenue, Suite 1050

Seattle, Washington 98121

Dear Members of the Board:

We very much appreciate your decision to add to Aptevo’s proxy statement Tang Capital Partners’ advisory proposal seeking shareholder approval to commence a process to sell Aptevo to the highest bidder. In light of this decision, we hereby withdraw our nomination of Thomas Wei and myself as directors for election at the 2021 annual meeting. Additionally, since the Company is unwilling to enter into a confidentiality agreement without a standstill provision, we hereby withdraw our acquisition proposal. Should the Company be willing to enter into a confidentiality agreement without a standstill provision, we would be happy to consider a new acquisition proposal.

Sincerely,

Tang Capital Partners, LP
By: Tang Capital Management, LLC

By:	/s/ Kevin Tang
Name: Kevin Tang
Title: President